UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM: Board of Directors approves document containing observations on remarks directed at the Company

Board of Directors intervenes to re-assert correct background information

Rome, 14 March 2019

TIM’s Board of Directors met today to review the claims and remarks directed at the Company and its governing bodies, in view of the upcoming Shareholders’ Meeting called for 29 March 2019. In particular, the Board considered the contents of the document published by Vivendi S.A. for the proxy solicitation currently underway and the report of the Company’s Board of Statutory Auditors pursuant to article 153 of the TUF (Consolidated Finance Law).

Upon conclusion of the discussion, the Board resolved to intervene so as to re-assert the correct background information, approving the attached document of observations by a majority.

TIM Press Office

+39 06 3688 2610

https://www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

https://www.telecomitalia.com/investor_relations

Observations regarding:

(i)	Document entitled Restoring Value for Telecom Italia published on the website www.vivendi.fr on 24 February 2019

(ii)	Report of the Board of Statutory Auditors pursuant to art. 153 of legislative decree no. 58/1998 of 8 March 2019

(iii)	Document entitled “Findings of TIM’s Statutory Auditors” published on the website www.vivendi.fr on 10 March 2019

On 8 March 2019, the Board of Statutory Auditors of Telecom Italia S.p.A. (the “Company” or “TIM”) published the report pursuant to article 153 of the CFL (the “Report of the Board of Statutory Auditors”) which stated that the shareholder Vivendi SA (“Vivendi’) and Mr de Puyfontaine (which in Vivendi is the CEO) accuse this Board of a series of linked behaviours that they deem unlawful, aimed at supporting the interests of a specific shareholder (Elliott) “with serious damage (inter alia) to the efficient management of TIM (and to) its results, image and credibility on the markets and, consequently, to all the Company’s investors”.

Essentially, according to shareholder Vivendi and Mr de Puyfontaine, the Board is alleged to have:

(i)

executed an unwarranted impairment test process which allegedly resulted in an equally unwarranted writedown of goodwill for a grand total of 2 billion euros in the interim report on operations at 30 September 2018;

(ii)	utilised the circumstances that led to the impairment to revoke the powers assigned to Mr Amos Genish;

(iii)	breached the rules of governance in the process that led to the aforementioned revocation;

(iv)	breached the rules of governance in the process whereby powers were attributed to Mr Luigi Gubitosi;

(v)	breached the current regulations on the occasion of Vivendi’s request for a TIM shareholders’ meeting to be called to:

(a)	appoint the external auditors for the period 2019-2027;

(b)	revoke the mandates of five directors, in the persons of Fulvio Conti, Alfredo Altavilla, Massimo Ferrari, Dante Roscini and Paola Giannotti de Ponti, and

(c)	appoint five Directors, in the persons of Franco Bernabè, Rob van der Valk, Flavia Mazzarella, Gabriele Galateri di Genola and Francesco Vatalaro, to replace those whose mandates were revoked;

(vi)

breached current law on the occasion of the announcement to the market of preliminary 2018 results below the consensus and prudent estimates for the first half of 2019, allegedly thus causing a fall in the share price, as well as a loss of trust among investors.

All of the above episodes are alleged to have taken place in a “context characterised - according to Vivendi and Mr de Puyfontaine - by a series of increasingly evident conflicts of interest” (), made more acute by the fact that the Board of Directors (is alleged to have) used Elliott’s legal advisor () during the preparation of the board decisions.

It is for the shareholders - and the competent Authorities - to assess the work of this Board. What must now happen is that a plan for information parity must be re-established, to allow everyone to reach informed conclusions ahead of the Shareholders’ meeting called for 29 March next.

Before discussing the single points, two premises must be stated.

The first: this Board is not the expression of a single shareholder. The slate from which the majority of the Directors (ten of the fifteen) were appointed was submitted by a shareholder that, at the time of the Shareholders’ Meeting on 4 May 2018, held 8.85% of the share capital. This slate obtained the votes of 33.47% of the share capital, and so it is wholly misleading to categorise this Board as expressed by Elliott. And that is without considering the fact that all the Directors appointed from the Elliott slate were - and still are, apart from Mr Luigi Gubitosi, to whom it ceased to apply when he was appointed Chief Executive Officer - qualified as “independents”, a circumstance ascertained by the Board on 7 May 2018 with the favourable votes of all the Directors present, and then confirmed (this time by a majority, since two Directors, who do not qualify as independents, voted against said ascertainment) on 20 February 2019.

The second: this Board does not agree with the critical assessments expressed by the Board of Statutory Auditors in its report rendered pursuant to art. 153 of legislative decree no. 58/1998 dated 8 March 2019, regarding presumed information asymmetries or procedural defects. The intention here is not to argue about single aspects or passages of the document, but simply to set out the content of the issue in one place, so that each person can arrive at their own informed assessment of how the Company’s bodies have behaved. In this sense, the comments contained in point 7 are made only in order to highlight the incongruities contained in the document entitled Findings of TIM’s Statutory Auditors published by shareholder Vivendi.

1.	The impairment test process and the goodwill writedown in the interim report on operations at 30 September 2018

The steps that led to the decision taken by the Board of Directors on 8 November 2018 regarding the impairment loss on goodwill are set out in the valuations pursuant to art. 125-ter, subsection 3, of the legislative decree of 24 February 1998 (the “CLF”) published on 14 January last, and available on the website www.telecomitalia.com, Investors section, AGM and Meetings, to which reference can be made (the “Report of the Board of Directors’), and in greater detail in special notes to the financial report consolidated at 30 September 2018 and to the financial statements at 31 December 2018 (both available on the website www.telecomitalia.com, Investors section, Reports and Results to which reference can be made). It remains only to state that: (a) the whole impairment test process was monitored by the Control and Risk Committee, which availed itself of external professionals (Prof. Laghi, who wrote a presentation document transmitted to Consob in response to a request dated 16 November 2018 pursuant to art. 115, subsection 1 of the CLF, (b) PricewaterhouseCoopers, the firm appointed as external auditor of the Company, confirmed the technical correctness of the methodology used by the Company for the impairment test process, and (c) TIM Group in effect closed the 2018 financial year with a Domestic Business Unit organic EBITDA of 6.629 billion euros, lower than the figure on which the impairment loss was estimated, and (d) the impairment test was repeated for the 2018 consolidated financial statements, on the basis of the new strategic Plan 2019/2021, and led to an impairment loss of more than 450 million euros compared to the loss established at 30 September 2018 (2,450 million euros for Core Domestic Business for 2018) confirming the assessment exercise carried out for the purposes of the final figures as at 30 September 2018.

Given this situation, the Board considers that it acted in the only way possible, namely, by adjusting the goodwill figure based on the information available at that time.

As for the criticism that the Board had resolved on the impairment loss without being in possession of the necessary accompanying information, it is sufficient to note that: (a) the information used for the impairment test was made available to the Directors at several board meetings, (b) the whole impairment test process was monitored by the Control and Risk Committee, (c) the decision was correct, and was supported by Prof. Laghi’s opinion, (d) the resolution was approved by the Board with no votes against it, and with the abstentions of only two directors, (e) no-one challenged the resolution, whether for information defects or for other reasons.

In conclusion on this point: (a) the writedown of goodwill carried out by the Board on 8 November 2018 was something that had to be done; (b) the resolution on this point was taken with the favourable votes of all the Directors present, including Mr Amos Genish, and with the sole abstentions of two directors, (and) (c) no-one challenged the resolution, whether for information defects or for other reasons.

2.	The reasons on which the revocation of the powers of Mr Amos Genish was based

Vivendi and Mr de Puyfontaine question the decision to revoke the powers assigned to Mr Amos Genish, made by the Board of Directors on 13 November 2018, and Vivendi even qualifies it as a “coup” (1). Said “coup” was allegedly characterised by various major breaches of laws, regulations

(1)	Restoring Value to Telecom Italia, page 40.

and duties of fairness. This Board does not agree with these accusations, as will be explained in greater depth in point 3 below. However, I would first mention the reasons that led to the revocation of (Mr Genish’s) powers.

As specified in the Report of the Board of Directors, to which reference should be made, the circumstances that led to the realisation that the plan proposed and pursued by Mr Amos Genish was not producing the expected results - to the point that a significant writedown of goodwill was required - are, unfortunately, objective and agreed by a majority of the Board. It is an equally objective fact that Mr Amos Genish delayed the presentation to the Board of the forecast figures, which indicated major differences from the budget forecasts, despite the fact that he had been asked several times to present (this information) both at meetings of the Control and Risk Committee and at Board meetings. It is equally objective and evident that the considerable gap between the 2018 result forecast in the plan drawn up by Mr Amos Genish and the 2018 forecast estimates necessitated a major rethink of the 2019/2021 strategic plan, which could not be entrusted to the person who had failed so substantially to achieve the targets contained in his own plan, just nine months after it had been approved (6 March 2018).

It is in that context that Chairman Fulvio Conti - having recognised the positions expressed by some Directors - decided to check if the Board still had faith in the capacities of Mr Amos Genish to adequate tackle the difficult conditions created by a deteriorated competitive and regulatory context or if, for the good of the company, it was advisable to propose a switch. It is self-evident, and natural, that such situations create divisions inside the administrative body. But it is equally indisputable that every decision was taken by the Board (itself), albeit by a majority. So the affirmations made by shareholder Vivendi alleging that the Company has been guided by “a shadow Board of Directors”(2) are therefore wholly without foundation. The opposite is true: the Board believed, and still believes, that the revocation of his powers was necessary to assure better leadership for TIM, and acted on this.

In conclusion on this point, the revocation of the powers of Mr Amos Genish did not represent a “coup” by the majority of the board, or the results of “shadow board meetings”, but rather: (a) the result of a progressive loss of faith in the capacities of Mr Amos Genish to tackle the market conditions effectively, as demonstrated by the fact that the strategic plan he pursued was not giving the expected results, and (b) the desire to remedy a situation that was assuming increasingly critical aspects, to safeguard the interests of the company and all its shareholders.

3.	The procedural aspects of the board resolution to revoke the executive powers previously conferred on Mr Amos Genish

The same circumstances that led to the revocation of the powers of Mr Amos Genish, as a proper and necessary act, also determined its urgency. And this, also in consideration of the importance of this decision in relation to fulfilling the company’s obligations to provide information to the market so as to prevent repercussions on the share price.

And thus, the choice to call a meeting of the Board of Directors with twelve hours’ notice, as expressly envisaged in the Company bylaws in case of urgency, so as to avoid the risk, during a longer notice period, of news leaks or otherwise of creating uncertainties about the fate of the chief executive officer in office.

Therefore, given the Board’s responsibility to take its decisions as quickly as possible, the decision-making process whereby it arrived at the decision to revoke the powers of Mr Amos Genish and to then reattribute them to another member of the Board, Mr Luigi Gubitosi, took place in the sole interest of the Company, and according to the Law, without any “conflict with the principal corporate governance practice”(3).

This also, and in the first place, applies to the phases of that process that preceded the resolution passed at the board meeting on 13 November 2018. On this point, the fact that the Chairman had consulted with some Directors, and also the participation of the Company’s external legal consultants, is natural and appropriate, given the duties imposed by his office and, signally, given his role to provide guidance to the Board, as well as his specific duty to organise its meetings. And

(2)	Vivendi press release of 9 March 2018.
(3)	Restoring Value to Telecom Italia, page 37.

this, indeed, includes, inter alia, the duty to have contact with the individual Directors, without prejudice to the principle that all are to be provided with “adequate information” for the purposes of the discussion of the items on the agenda (art. 2381, subsection 1, Italian Civil Code).

And it is then wholly inappropriate to talk about “shadow meetings”(4) of the Board of Directors, and untrue that said meetings were attended by “Elliott’s representatives and consultants”(5). None of all this happened.

It is true, however, that the Directors who had spoken with the Chairman ahead of the meeting of the Board of 13 November 2018 did not exchange any information that was not already known to the rest of the Board. And in fact, on the one hand, they expressed their perplexity on the conduct of the Chief Executive Officer and on the company’s results, also in light of what had happened for the approval of the third-quarter report. These are facts that everyone is very familiar with. On the other hand, they were able to discuss, also with the assistance of the Company’s lawyers, the risks involved in the revocation procedure, and the reasons for it, but without such conversations in any way compromising the subsequent phases of discussion and decision in the board meeting itself. In other words, none of them had access to data, documents or other information, or information that could in any way alter information parity for the purposes of the discussion of the revocation. That is, after this conversation, no-one could claim to know information other than that known by the other Directors for the purpose of the decision.

In this sense, the fact that, according to the results of the internal audit, some Directors received, before the Board meeting, an email sent by the Company’s lawyers, with three attached documents, is clearly irrelevant. And this is not only because this message was sent at night, just before the start of the board meeting called for 7.00 am. but, above all, because of the nature and content of said documents. These were, in fact: (i) on the one hand, the draft “template” for the meeting, which is nothing more than a useful outline for the Chairman to guide the meeting, and which the latter followed for the board meeting on 13 November 2018. It is therefore evident that all the Directors had full knowledge of the content of the document before they cast their votes; (ii) on the other, the two draft press releases, both distributed to all the Directors at the meeting, read by Chairman and subject to specific revisions at the end of the discussion at the Board meeting. And in this case too it is therefore evident that all the Directors were fully aware of the documents before they voted.

The above is sufficient to exclude that some information was provided to only some Directors, and, therefore, that there was any breach of the principle of collective responsibility. However, nobody challenged the Board resolution being correct, and the term for doing so has expired.

Finally, a comment on the role of the Company’s legal consultants. Studio BonelliErede has been advising the Company for years, almost continuously on the most important issues of company law and of employment law relating to the delicate phase of changes to senior management. When the Chairman found himself having to brief the Board of Directors urgently, on 13 November 2018, he decided to ask for support from Studio BonelliErede in the person of its most representative Partner, Mr Sergio Erede, and Mr Marcello Giustiniani, the head of the Employment Law Department. And did so only after verifying that the Studio was not in a situation of conflict of interests(6). It is therefore incorrect to define Studio BonelliErede as “Elliott’s legal consultant” since the facts demonstrate that: (a) advice was provided to support the activity of the Chairman as the person responsible for facilitating, and organising, Board meetings, (b) as indicated above, the product of said advice was shared with, and discussed by, the Board at its meeting, (c) the decisions which the Board reached were taken without any breach of the rules on conflict interest having been perceived to have taken place, including by the body that reviewed behaviour after the event.

In conclusion on this point, the Board considers that the decision-making process that led to the revocation of the powers of Mr Amos Genish - and the Chairman’s work in that context - were fully compliant with the current rules and the provisions of the Company bylaws.

(4)	Restoring Value to Telecom Italia, page 38.
(5)	Restoring Value to Telecom Italia, page 38.
(6)

The non-existence of conflicts was in any event attested in writing when the assignment of a subsequent mandate was formalised, after receipt of a written proposal from Studio BonelliErede dated 20 December 2018.

4.	The procedural aspects of the board resolution to appoint the new Chief Executive Officer by the conferment of executive powers on Mr Luigi Gubitosi

Exactly the same considerations apply to the decision-making process followed in the subsequent meeting of the Board of Directors on 18 November 2018, to appoint the new Chief Executive Officer, in the person of Mr Luigi Gubitosi, Director.

On this issue, the wholly singular context in which the replacement of the Chief Executive Officer took place scarcely needs to be mentioned. This happened “in a rush”, in traumatic circumstances determined by the loss of faith of the majority of the Directors in Mr Amos and, however, without his resigning. So given the need to adapt to the special circumstances of the case, the whole procedure to attribute powers, in both the investigation phase and the decision-making phase, was conducted in full compliance with the rules, including the corporate governance rules the Company adopted for the possible succession of Executive Directors.

And in fact the process defined back in 2011, and then subsequently updated, puts the aim of managing the delicate phase of renewing and replacing the Executive Directors in an orderly and prompt way, on a par with the need to safeguard continuity in all cases; and it does this also expressly providing the faculty of recurring to specialised external firms for support - especially when the timescale for doing so is particularly tight - to seek out and assess potential candidates, as effectively happened in this case, with the decision to make use of an authoritative consultant (Russell Reynolds) to support the Nomination and Remuneration Committee. All without forgetting that the choice to not interview external candidates not only complies with the commitment expressed in the succession plan to promote internal candidacies, but was in a way an inevitable consequence of the decision (wholly free and lawful) by Mr Amos Genish to not resign from his position as a Director of the company.

In any event, the decisive circumstance that is worth recalling is that in this case too, as in the previous one, the resolution the complainants complain is irregular was not challenged by anyone, and that the body that reviewed the behaviour of the Board of Directors and its Chairman, after the event, also ruled out any breach of the rules on conflicts of interest.

In conclusion on this point, the Board believes that the decision-making process that led to the attribution of powers to Mr Luigi Gubitosi - and the work done by the Chairman in that context - complied fully with the current regulations and the internal provisions of the Company.

5.	The action taken by the Board of Directors following the request for a shareholders’ meeting to be called submitted by shareholder Vivendi pursuant to art. 2367 of the Italian Civil Code.

With reference to the request for a shareholders’ meeting to be called submitted by shareholder Vivendi pursuant to art. 2367 of the Italian Civil Code, there is little to add to what has already been clearly stated in the Report of the Board of Directors, which should be referred to in its entirety.

Here it is sufficient to briefly state that the Board of Directors actioned the request within the legal period, once the necessary checks had been carried out, both direct checks, in terms of the formal requirements, and those involving entirely necessary investigation activity, carried out with the involvement of both internal Company departments and external consultants: in addition to the legal advice provided by BonelliErede and Gianni, Origoni, Grippo, Cappelli & Partners, three authoritative independent opinions were provided by Professor Mario Stella Richter Jr, Professor Roberto Sacchi, and Professor Pietro Mazzola. In addition to these opinions, the Board of Statutory Auditors requested an opinion from Professor Mario Notari.

In this case too, the decision-making process followed, and its outcome, were inspired solely by respect for the law and the bylaws, and the safeguarding of the interests of the company, to the extent that they passed the controls carried out to date, both inside and outside the Company (and it is worth repeating that the body that reviewed the behaviour of the Board of Directors and its Chairman after the event ruled out, in this case too, any breach of the rules on conflicts of interest). And again, it remains the case that, while it could have asserted its case by challenging the resolutions made by the Board and most recently the resolution of 14 January 2019, shareholder Vivendi did not do so.

Finally, regarding the specific issue of appointing the new external auditor, which - it need scarcely be mentioned - could not be decided at the annual shareholders’ meeting last April for reasons beyond the Company’s control, the arguments put forward by shareholder Vivendi are wholly without foundation, in fact before law. On the one hand, in fact, is the fact that there was no refusal, by anyone at all, to “discuss the possibility of calling a shareholders’ meeting” (7) to appoint the external auditor, indeed, this discussion took place at the board meeting on 8 November 2018. On the other hand, notwithstanding the statement that the Company is allegedly “suffering serious damage” (8) as a consequence of not having appointed the external auditor, it remains the case that no description, much less quantification, of said unspecified damage have been provided. And it could not be otherwise, given that there is no damage.

In conclusion on this point, the Board believes that the conduct adopted following the request for a shareholders’ meeting to be called, made by shareholder Vivendi pursuant to art. 2367 of the Italian Civil Code complied in full with the current regulations.

6.	The communication of 17 January 2019

Shareholder Vivendi and Mr de Puyfontaine sustain that the Board of Directors allegedly erred in informing the market, on 17 January 2019, that the 2018 results would be below market expectations. A review of the applicable law demonstrates that the Board was obliged to issue that communication, without delay, since it was in possession of information: (i) of a precise nature, (ii) that had not been made public, (iii) that, if made public, would have appreciably influenced the share price. In fact, all three of the parameters set out in the market abuse law recur. In fact: (a) the information was precise, as demonstrated by the fact that there was a significant decrease in the organic EBITDA of the Domestic Business unit for the 2018 financial year compared to the previous one, (b) before the press release was issued the market was unaware of the information, (c) once made public, the information unfortunately had a significant impact on the share price.

In conclusion on this point, the communication of 17 January 2019 was something the Board was obliged to do. If it had acted otherwise, the Board would have breached the sector rules and, therefore, caused damage to the Company, and risked incurring more severe sanctions.

7.	The assessments of shareholder Vivendi commenting on the Report of the Board of Statutory Auditors

On 10 March 2019, the shareholder Vivendi has published in the document entitled Findings of TIM’s Statutory Auditors with a series of assessments on the Report of the Board of Statutory Auditors, assessments that the Board of Directors considers mistaken and partial.

According to Vivendi, the Report of the Board of Statutory Auditors allegedly ’show[ed] how the Elliott-nominated TIM Board Members have repeatedly and seriously breached civil code, internal regulations, TUF (Italian financial code) and corporate governance rules”. Such breaches allegedly translated into the following, inter alia:

(a)

shadow meetings of the Board of Directors reserved exclusively to only those directors nominated by Elliot, with the circulation of information and documents that were not shared with the other directors, and with the aim of prepackaging the decisions;

(b)	false statements to the Board of Statutory Auditors by the Chairman, Mr Conti, and

(c)

the appointment of Elliott’s consultants as advisors to the Company, a circumstance that, in the opinion of shareholder Vivendi, is not only a conflict of interest, but actually demonstrates Elliott’s capacity to exercise control over the Board of Directors.

An obligatory premise: repeatedly, in various points of the document published by shareholder Vivendi, the content of the Report of the Statutory Auditors is not reproduced faithfully, even reaching the point of changing the wording, adding quotation marks. This is a behaviour that the company considers to be serious, and that it is for others - first and foremost Consob - to assess it.

Having said that, the theory, fanciful to say the least, according to which, instead of by the Board of Directors, described as having been effectively “emptied”, TIM is allegedly run by ’a parallel company body in which only Elliott-nominated Members discuss and take decisions”(9), is so over the top it speaks for itself.

(7)	Restoring Value to Telecom Italia, page 35.
(8)	Restoring Value to Telecom Italia, page 35.
(9)	Findings of the Board of Statutory Auditors of TIM, page 4.

As already noted, the accusations of shareholder Vivendi focus on the revocation of the powers of Mr Amos Genish, with a decision that the Board of Directors took after having taken account of the significant gaps between the results predicted in the plan pursued by Mr Amos Genish and the 2018 budget . So it had nothing to do with particular interests linked to shareholder Elliott, which Vivendi argues is channelled to the Board of Directors through its Chairman and the Company’s consultants.

In this regard, the Company has already had the opportunity to offer every more useful clarification on earlier occasions, both in this document, and in the Report of the Board of Directors. Here it is enough to briefly summarise as follows: (i) in the days preceding the Board meeting of 13 November 2018 there was no exchange of any information relating to the revocation of the powers of Mr Amos Genish that was not already known or available to everyone, since in the discussions that had taken place between the Chairman and some directors, the participants had confined themselves to expressing and exchanging assessments of the information on the behaviour of Mr Amos Genish as Chief Executive Officer; (ii) the circulation in draft of some documents by the legal advisors of the Company is wholly irrelevant, since these documents had not only been presented, discussed and even amended in board meetings, they had no information content, in themselves, since their purpose was to facilitate the conduct of the Board meeting (the “template”) and to communicate any decisions to the market (press release). For this reason, the fact that they were shared at different times or simultaneously is irrelevant for the purposes of the decision to be taken.

The above is sufficient to exclude that there was any breach of the principle of collective responsibility. In light of this, the accusation of having actually “misled TIM’s Statutory Auditors”(10) is wholly incorrect and damaging to the integrity of the Chairman of the Board of Directors: the Chairman simply declared that at the time of the decision, all the Members of the board had the same information and this is undoubtedly factually correct.

Finally, there is the theory that the legal consultants who have advised the Company, starting from the preparation for the board meeting of 13 November 2018 until the decisions on the request for a shareholders’ meeting to be called submitted by shareholder Vivendi was taken, are in reality “Elliott’s advisors”, and that their very appointment is simultaneously cause and effect of the power that Elliott allegedly has “(exercise[d]) de facto control over TIM’s Board”(11).

In this respect, it is sufficient to refer to the comments made on point 5, above. As for the attempt to represent the legal consultant as a channel for the transmission of interests linked to shareholder Elliott, it is enough to recall the two circumstances that are indeed clearly indicated in the Report of the Board of Statutory Auditors: on the one hand, the fact that the legal consultant checked that there were no conflicts of interest and provided the corresponding declaration to the client when both the assignment relating to the decisions of the board of 13 and 18 November and the assignment relating to the request to call a shareholders’ meeting made in December 2018(12) were being made; on the other hand, that the Board of Statutory Auditors, for its part, stated that “[it had] not, so far, determined that there has been any breach of the rules on conflict of interest”(13).

However, all of the above does not mention the most critical aspect of the document published by shareholder Vivendi. In fact, what is most striking is that shareholder Vivendi provides a wholly partial reading of the Report of the Board of Statutory Auditors, failing to mention that the Board of Statutory Auditors:

(10)	Findings of the Board of Statutory Auditors of TIM, page 5.
(11)	Findings of the Board of Statutory Auditors of TIM, page 6.
(12)	Report of the Board of Statutory Auditors, pages 18 and 21.
(13)	Report of the Board of Statutory Auditors, page 11.

(a)	with regard to the criticisms made by shareholder Vivendi in relation to the procedure that led to the writedown of goodwill, decided that:

(i)	“the procedure followed by the Company in the goodwill impairment test activity was carried out in accordance with the body of regulations on the matter, including internal regulations”(14);

(ii)	“was carried out a thorough investigation by the CRC [n.d.r. the Control and Risk Committee] to take account of all the information known to the Company”(15);

(iii)	“all the directors were placed in the condition to make an informed decision for the purposes of approving the 2018 third quarter report”(16);

(b)

regarding the process that led to the conferral of powers on Mr Luigi Gubitosi, without prejudice to the supposed (and in our opinion inexistent) irregularities mentioned above, had not identified any “elements that could lead to the conclusion that this process as a whole is substantially out of line with the regulatory framework (including the rules on conflicts of interest)”(17);

(c)	Regarding the request to call the shareholders’ meeting formulated by shareholder Vivendi, pursuant to art. 2367 of the Italian civil code:

(i)	had “not detected breaches of the rules on directors’ conflict of interest”(18);

(ii)

“did not consider that there existed the prerequisites for exercising its vicarious powers to call a specific shareholders’ meeting pursuant to art. 2367, for the following reasons: (i) it must be stated, on the basis of settled case-law and doctrine, that the duty to call the Shareholders’ Meeting does not derive automatically and mechanistically from the existence of the elements of the case, (ii) the convening of the Shareholders’ Meeting by the BoD was done without delay, that is to say, within thirty days of the date of the request, as provided by the complex of rules on the matter and on the subject of penalties (art. 2631) and, consequently, the Board of Directors has not proven inactive, and (iii) at regards the time of calling the Shareholders’ Meeting pursuant to art. 2367, the thirty day time-limit specified by Art. 2631 does not, however, apply and, although the time chosen by the BoD appeared to have been connected with considerations of discretion, it was, however, supported by justifying reasons which are not manifestly unreasonable or incoherent”(19);

(d)

With regard to the criticisms of shareholder Vivendi on the alleged lack of independence of the Chairman of the Board of Directors, decided that “as things stand, there are no grounds to challenge the independence of the Chairman of the Board”(20);

(e)

regarding the criticisms advanced by shareholder Vivendi regarding the alleged delay procedure pursuant to the MAR (EU Regulation 596/2014), in relation to the preparatory activities for the Board of Directors meeting on 13 November 2018, found that “the register was properly opened at the time the Board meeting of 13 November 2018 was called, and that before that time the information could not be defined as inside information, as it related to interim and preparatory activity which might or might not have become price-sensitive information based on whether a decision was taken to make it the subject of a specific Board meeting”(21);.

(f)

Regarding the disclosure to the market of the preliminary results of management for the financial year 2018 be examined at the meeting of the Board of Directors on 17 January 2019 and the non-approval of the corresponding press release, decided that “the disclosure to the market was both appropriate and necessary”(22) and that the final draft of the press release occurred “as per the applicable regulations”(23);

(14)	Report of the Board of Statutory Auditors, page 15.
(15)	Report of the Board of Statutory Auditors, page 16.
(16)	Report of the Board of Statutory Auditors, page 16.
(17)	Report of the Board of Statutory Auditors, page 20.
(18)	Report of the Board of Statutory Auditors, page 20.
(19)	Report of the Board of Statutory Auditors, pages 20-21.
(20)	Report of the Board of Statutory Auditors, page 22.
(21)	Report of the Board of Statutory Auditors, page 23.
(22)	Report of the Board of Statutory Auditors, page 23.
(23)	Report of the Board of Statutory Auditors, page 23.

(g)

Regarding the alleged lack of independence of Directors who qualified themselves as such, the Board of Statutory Auditors monitored the process to verify (their possession of) these requirements and decided that it “agreed with the decisions made by the Board of Directors”(24).

8.	Conclusions

In the opinion of the Board, the above considerations demonstrate to all the shareholders that:

(a)	the outcome of the impairment test procedure carried out in November 2018 was an act the company was obliged to do by law, and could not be postponed;

(b)

the revocation of the powers of Mr Amos Genish was consequent on a gradual loss of faith in his capacities to effectively tackle the market conditions, as resulted from the circumstance that the strategic plan he himself had pursued was not giving the expected results, to the point of forcing the Company to first carry out a significant writedown of its goodwill and then issue a profit warning;

(c)

the attribution of powers to Mr Luigi Gubitosi represented, and represents, the best possible solution for the Company and for all its Shareholders, also taking account of the need to minimise the risks deriving from the continuation of periods of uncertainty. The Board therefore reaffirms its full confidence in the work of Mr Luigi Gubitosi;

(d)

the request by shareholder Vivendi to call a Shareholders’ Meeting to appoint the external auditor for the period 2019-2027 and for the dismissal of five Directors and their replacement with five different Directors was assessed and adopted by the Board of Directors with arrangements that wholly complied with the current regulations;

(e)	the press release of 17 January 2019 was something it was required to do by law, and could not be postponed;

(f)	all the decisions were taken collectively, in the sole interest of the Company, and without any situations of conflict of interest having been identified;

(g)

the activity of the Chairman was in accordance with his duties to prepare and lead the work of the board, and there is no reason to doubt his independence. The Board therefore reaffirms its full confidence in the work of the Chairman.

** * **

(24)	Report of the Board of Statutory Auditors, page 35.

Document approved by a majority vote

by TIM S.p.A.’s Board of Directors on March 14, 2019

Translation from the original Italian document – the Italian text will prevail

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s financial report for the twelve months ended December 31, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2019

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager